EXHIBIT 99.1

RedHill Biopharma Completes Acquisition of Movantik® from AstraZeneca

RedHill to promote Movantik® in the U.S. to expanded call points, including gastroenterologists, primary care physicians and additional specialists, along with Talicia® and Aemcolo®

Movantik® generated U.S. net sales of $96 million in 2019

TEL-AVIV, Israel and RALEIGH, N.C., April 02, 2020 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company focused on gastrointestinal diseases, today announced that it has completed the recently announced acquisition of the global rights, excluding Europe, Canada and Israel, to Movantik® (naloxegol)1, for the treatment of opioid-induced constipation (OIC)2 from AstraZeneca (LSE/STO/NYSE: AZN).

“We are expanding the promotion of Movantik® with our current sales force of approximately 100 sales representatives. Given the excellent work that AstraZeneca has done to date, we expect a smooth transition of all commercial activities. We are excited for the opportunity to grow the call points for Movantik® and offer more patients this preferred treatment for opioid-induced constipation,” said Rick Scruggs, Chief Commercial Officer of RedHill.

Adi Frish, Senior VP Business Development and Licensing of RedHill added: “We are delighted to add Movantik® to our GI-focused commercial basket. We will continue to aggressively drive both organic and non-organic growth following the launches of Aemcolo® and Talicia® and the acquisition of Movantik®.”

Movantik® is the first oral peripherally acting mu-opioid receptor antagonist (PAMORA) approved in the U.S. for OIC. It is recommended by the American Gastroenterological Association (AGA) guidelines3 and the National Comprehensive Cancer Network (NCCN) guidelines. OIC is the most prevalent and disabling adverse effect associated with opioid therapy, estimated to affect between 40-80% of the millions of patients taking chronic opioid therapy each year4. Movantik® generated U.S. net sales of $96 million in 2019 and is the number one prescribed PAMORA5. The acquisition of Movantik® was supported by a non-dilutive acquisition financing by HealthCare Royalty Partners (HCR).

SVB Leerink acted as exclusive financial advisor and Cravath, Swaine & Moore LLP acted as special transaction counsel to RedHill on the transaction.

About Movantik®
Movantik® is a proprietary once-daily oral PAMORA approved by the U.S. Food and Drug Administration for the treatment of OIC in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. Movantik® is the first oral PAMORA approved in the U.S. for the treatment of OIC and is recommended by the American Gastroenterological Association (AGA) guidelines6 and the National Comprehensive Cancer Network (NCCN) guidelines. Movantik® is part of the exclusive worldwide license agreement announced in 2009 between AstraZeneca and Nektar Therapeutics. It was developed using Nektar’s oral small-molecule polymer conjugate technology. Movantik® was first approved in 2014 and launched in the U.S. by AstraZeneca and Daiichi Sankyo in 2015. Further information about Movantik® is available at: www.Movantik.com.

About Opioid-Induced Constipation (OIC)

OIC is a condition caused by prescription opioid pain medicines. Opioids play an important role in chronic pain relief and work by binding to mu-receptors in the central nervous system, but they can also bind to mu-receptors in the bowel, which can result in patients suffering from OIC. OIC is the most prevalent and disabling adverse effect associated with opioid therapy, estimated to affect between 40-80% of the millions of patients taking chronic opioid therapy each year4.

About RedHill Biopharma Ltd.
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company focused on gastrointestinal diseases. RedHill promotes the gastrointestinal drugs, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults7, Aemcolo® for the treatment of travelers’ diarrhea in adults8 and Movantik® for opioid-induced constipation (OIC) in adults. RedHill’s key clinical late-stage development programs include: (i) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (ii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iii) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) Opaganib (Yeliva®), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 1/2a study for cholangiocarcinoma; (v) RHB-106, an encapsulated bowel preparation, and (vi) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases. More information about the Company is available at www.redhillbio.com.

IMPORTANT SAFETY INFORMATION ABOUT MOVANTIK®

  Movantik® may cause serious side effects, including:
    Opioid withdrawal. You may have symptoms of opioid withdrawal during treatment with Movantik®, including sweating, chills, diarrhea, stomach pain, anxiety, irritability, and yawning. Patients taking methadone to treat their pain may be more likely to experience stomach pain and diarrhea. Tell your doctor if you have any of these symptoms
    Severe Stomach Pain and/or Diarrhea. This can happen within a few days of starting Movantik® and can lead to hospitalization. If either of these side effects occurs, stop taking Movantik® and call your doctor immediately
    Tear in your stomach or intestinal wall (perforation). Stomach pain that is severe can be a sign of a serious medical condition. If you get stomach pain that gets worse or does not go away, stop taking Movantik® and get emergency medical help right away
  Do not take Movantik® if you:
    Have a bowel blockage (intestinal obstruction) or have a history of bowel blockage
    Are allergic to Movantik® or any of the ingredients in Movantik®
  Movantik® can interact with other medicines and cause side effects, including opioid withdrawal symptoms (see symptoms above). Tell your doctor or pharmacist before you start or stop any medicines during treatment with Movantik®
  Before you take Movantik®, tell your doctor about all of your medical conditions, including if you:
    Have any stomach, bowel (intestines), kidney, or liver problems
    Are pregnant or plan to become pregnant. Taking Movantik® during pregnancy may cause opioid withdrawal symptoms in you or your unborn baby. Tell your healthcare provider right away if you become pregnant during treatment with Movantik®
    Are breastfeeding or plan to breastfeed. It is not known if Movantik® passes into your breast milk. Taking Movantik® while you are breastfeeding may cause opioid withdrawal in your baby. You and your healthcare provider should decide if you will take Movantik® or breastfeed. You should not breastfeed if you take Movantik®
  Tell your doctor about all of the medicines you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements. Other medicines may affect the way Movantik® works
  If you stop taking your opioid pain medicine, stop taking Movantik® and tell your doctor
  Avoid eating grapefruit or drinking grapefruit juice during treatment with Movantik®
  The most common side effects of Movantik® include: Stomach (abdomen) pain, diarrhea, nausea, gas, vomiting, headache, and excessive sweating

APPROVED USE FOR MOVANTIK®

Movantik® is a prescription medicine used to treat constipation that is caused by prescription pain medicines called opioids, in adults with long-lasting (chronic) pain that is not caused by active cancer.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the transition of all commercial activities from AstraZeneca and the timing of hiring sales representatives as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its therapeutic candidates and its FDA-approved products; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Senior VP Business Development & Licensing RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	IR contact (U.S.): Timothy McCarthy, CFA, MBA Managing Director, Relationship Manager LifeSci Advisors, LLC +1-212-915-2564 tim@lifesciadvisors.com

1 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.

2 Movantik® is a peripherally acting mu-opioid receptor antagonist (PAMORA) indicated for the treatment of opioid-induced constipation (OIC) in adults with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation.

3 Crockett, Seth D., et al. "American Gastroenterological Association Institute guideline on the medical management of opioid-induced constipation." Gastroenterology 156.1 (2019): 218-226.

4 Crockett, Seth D., et al. American Gastroenterological Association Institute guideline on the medical management of opioid-induced constipation, Gastroenterology 156.1 (2019): 218-226.

5 Symphony Health, accessed January 2020.

6 Crockett, Seth D., et al. American Gastroenterological Association Institute guideline on the medical management of opioid-induced constipation, Gastroenterology 156.1 (2019): 218-226.

7 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is available at: www.Talicia.com.

8 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.